SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of May, 2003



                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                  Form 40-F    X
              ----                           -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes            No    X
        ------            -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CP SHIPS LIMITED
                                       ----------------
                                             (Registrant)

Date:  23 May 2003
                                       By:   /s/ John K. Irving
                                            -----------------------------------
                                             Name:   John K. Irving
                                             Title:  Vice President, General
                                                     Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                   Page
----------------------                                                   ----

10.1   Press Release of CP Ships Limited "CP SHIPS APPOINTS                4
       VP SUPPLY CHAIN SECURITY", dated 23 May 2003

                                                                 Exhibit 10.1

                  CP SHIPS APPOINTS VP SUPPLY CHAIN SECURITY

LONDON, UK (23rd May 2003) CP Ships Limited, a leading container shipping company, has appointed Jared Henry as Vice President of Supply Chain Security. Based in Tampa, Florida, Mr Henry assumes his new responsibilities in conjunction with his existing duties as VP Customer Service.

"The two go hand-in-hand," he said. "In order to do our part to make the supply chain as secure as possible, we have to continually review and in some cases adapt our customer service processes."

Mr Henry's main focus is ensuring company-wide compliance with security initiatives that are being introduced by the US and Canada, other countries and international bodies. He led the recent effort to comply with the 24-Hour Rule, which was completed successfully and on time.

He also heads up the CP Ships Security Task Force which reports directly to CEO Ray Miles and which includes experts from across the group representing specialty areas such as Marine, Insurance and Claims, Communications and Business Process Improvement.

Mr Henry joined CP Ships in 2001 as VP Customer Service. Prior to joining CP Ships he held a senior position with a US-based freight forwarding and logistics company.
                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 21 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 86 ships and 438,000 teu in containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.